Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities at their carrying values:

	Less than	1 - 3	3 - 5	Over	No specified
$ millions, as at October 31, 2015	1 year	years	years	5 years	maturity	Total
Liabilities
Deposits (1)	$125,427	$43,102	$23,087	$6,613	$168,428	$366,657
Obligations related to securities sold short	9,806	—	—	—	—	9,806
Cash collateral on securities lent	1,429	—	—	—	—	1,429
Obligations related to securities sold under repurchase agreements	8,914	—	—	—	—	8,914
Derivative instruments	6,930	8,136	4,036	9,955	—	29,057
Acceptances	9,796	—	—	—	—	9,796
Other liabilities	—	—	—	—	12,223	12,223
Subordinated indebtedness	1,500	40	—	2,334	—	3,874
Equity	—	—	—	—	21,553	21,553

	$163,802	$51,278	$27,123	$18,902	$202,204	$463,309

October 31, 2014 (2)	$132,558	$55,914	$21,514	$25,289	$179,628	$414,903

(1)	Comprises $137.4 billion (2014: $130.1 billion) of personal deposits of which $132.7 billion (2014: $125.8 billion) are in Canada and $4.7 billion (2014: $4.3 billion) are in other countries; $218.5 billion (2014: $187.6 billion) of business and government deposits and secured borrowings of which $158.9 billion (2014: $145.2 billion) are in Canada and $59.6 billion (2014: $42.4 billion) are in other countries; and $10.8 billion (2014: $7.7 billion) of bank deposits of which $4.0 billion (2014: $2.9 billion) are in Canada and $6.8 billion (2014: $4.8 billion) are in other countries.
(2)	Restated to conform to the presentation adopted in the current year.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments:

	Less than	1 - 3	3 - 5	Over	No specified
$ millions, as at October 31, 2015	1 year	years	years	5 years	maturity (1)	Total
Securities lending (2)	$32,169	$—	$—	$—	$—	$32,169
Unutilized credit commitments	10,777	13,937	25,396	1,505	124,034	175,649
Backstop liquidity facilities	5,366	562	—	13	—	5,941
Standby and performance letters of credit	9,789	912	412	42	—	11,155
Documentary and commercial letters of credit	313	12	2	—	—	327
Other	278	—	—	—	—	278

	$58,692	$15,423	$25,810	$1,560	$124,034	$225,519

October 31, 2014	$47,372	$15,355	$20,667	$2,177	$114,888	$200,459

(1)	Includes $97.1 billion (2014: $91.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.4 billion (2014: $903 million) for cash because it is reported on the consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations:

	Less than	1 - 3	3 - 5	Over
$ millions, as at October 31, 2015	1 year	years	years	5 years	Total
Operating leases	$431	$780	$556	$1,094	$2,861
Purchase obligations (1)	885	1,129	481	449	2,944
Pension contributions (2)	59	—	—	—	59
Underwriting commitments	687	—	—	—	687
Investment commitments	1	9	7	126	143

	$2,063	$1,918	$1,044	$1,669	$6,694

October 31, 2014 (3)	$1,711	$1,790	$1,236	$1,788	$6,525

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Restated to conform to the methodology adopted in the current year.